UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	333-169652

CC Jewelry Co., Ltd.
(Exact name of registrant as specified in its charter)
35th Floor, Bund Center 222 East Yan’an Road, Huangpu District, Shanghai, 200002 People’s Republic of China +0351-5602855
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
Ordinary shares, $0.01 par value per share
(Title of each class of securities covered by this Form) N/A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains):

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date:			13
Pursuant to the requirements of the Securities Exchange Act of 1934, CC Jewelry Co., Ltd. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.
Date:	June 6, 2011	By: Name: Title:	/s/ Quanxiang Chen Quanxiang Chen Chairman and Chief Executive Officer